July 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jessica Livingston

       J. Nolan McWilliams

Re:	Bridge Investment Group Holdings Inc.

  Registration Statement on Form S-1 (File No. 333-257290)

  Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Bridge Investment Group Holdings Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on July 15, 2021 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, please be advised that, as representatives of the underwriters, we have distributed approximately 2,666 copies of the preliminary prospectus, dated July 7, 2021, through the date hereof.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,
MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. As representatives of the Underwriters MORGAN STANLEY & CO. LLC

By:	/s/ Mark Campbell
Name: Mark Campbell
Title: Executive Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice
Name: Drummond S. Rice
Title: Executive Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Zhifeng Tao
Name: Zhifeng Tao
Title: Director

[Signature Page to UW Acceleration Request]